SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C),
                      AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                               (Amendment No. )*

                           Dwango North America Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    267405108
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                                 (CUSIP Number)

                               September 30, 2003
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267405108                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Silverman Partners, L.P.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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               5.    SOLE VOTING POWER

                     500,325 shares (comprised of 250,000 shares underlying
                     senior convertible promissory notes and 250,325 shares
                     underlying common stock purchase warrants.)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            500,325 shares (comprised of 250,000 shares underlying
    WITH             senior convertible promissory notes and 250,325 shares
                     underlying common stock purchase warrants.)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER


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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,325 shares
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.74%
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
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                                  Page 2 of 8

CUSIP No. 267405108                    13G
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Harvey Silverman
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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               5.    SOLE VOTING POWER

                     500,325 shares (comprised of shares beneficially
                     owned by Silverman Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            500,325 shares (comprised of shares beneficially
    WITH             owned by Silverman Partners, L.P.)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,325 shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.74%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

      Item 1(a). Name of Issuer:

      Dwango North America Corp.

      Item 1(b). Address of Issuer's Principal Executive Offices:

      5847 San Felipe Street Suite 3220, Houston, Texas 77057

      Item 2(a). Name of Person Filing:

      This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Silverman Partnership, L.P. and Harvey Silverman. See Item 4 below.

      Item 2(b). Address of Principal Business Office, or, if None, Residence:

      791 Park Avenue, Suite 5B
      New York, NY 10021

      Item 2(c). Citizenship: Harvey Silverman is a United States citizen. Silverman Partners, L.P. is a New York limited partnership.

      Item 2(d). Title of Class of Securities:

      Common Stock

      Item 2(e). CUSIP NUMBER:

      267405108

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act.

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

(c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.

(d)   |_|   Investment Company registered under Section 8 of the Investment
            Company Act.

(e)   |_|   Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with Sec.
            240.13d-1(b)(1)(ii)(F).

(g)   |_|   Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act.

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box
      |X|

Item 4. Ownership.

      (a)   Amount beneficially owned: Silverman Partners, L.P.- 500,325 shares
                                       Harvey Silverman- 500,325 shares
                                       (comprised of shares held by Silverman
                                       Partners, L.P.).

      (b)   Percent of class:   7.42%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                        Silverman Partners, L.P.- 500,325 shares (comprised of 250,000 shares underlying senior convertible promissory notes and 250,325 shares underlying common stock purchase warrants.)

                        Harvey Silverman- 500,325 shares (comprised of shares held by Silverman Partners, L.P.).

            (ii)  Shared power to vote or to direct the vote                   0

            (iii) Sole power to dispose or to direct the disposition of

                        Silverman Partners, L.P.- 500,325 shares (comprised of 250,000 shares underlying senior convertible promissory notes and 250,325 shares underlying common stock purchase warrants.)

                        Harvey Silverman- 500,325 shares (comprised of shares held by Silverman Partners, L.P.).

            (iv)  Shared power to dispose or to direct the disposition of      0

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                            February 24, 2004


                                            /s/ Harvey Silverman
                                            --------------------------------
                                            Harvey Silverman


                                            SILVERMAN PARTNERS, L.P.

                                            By: /s/ Harvey Silverman
                                                ----------------------------
                                            Harvey Silverman, General Partner

                                INDEX TO EXHIBITS

99.1  Joint filing Agreement, dated February 24, 2004, among the Reporting
      Persons.


                                  Page 7 of 8